NORTHERN ETHANOL, INC.

193 King Street East

Suite 300

Toronto, Ontario, Canada M5A 1J5

December 26, 2006

VIA EDGAR ONLY

J. Todd Sherman

Staff Accountant

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Northern Ethanol, Inc.
Your Letter dated December 7, 2006
Item 4.02 Form 8-K filed December 7, 2006
File No. 000-51564

Dear Mr Sherman:

In relation to the responses to the staff’s comment letter of December 7, 2006 relating to the above referenced report, please be advised that:

(a)         Northern Ethanol, Inc. (the “Issuer”) is responsible for the adequacy and accuracy of the disclosure in its filings, including, but not limited to, the above referenced report;

(b)        the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

(c)         we acknowledge that the Issuer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly,

NORTHERN ETHANOL, INC.

s/Gordon Laschinger

Gordon Laschinger,

Chief Executive Officer